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================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
   SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                        ARDEN INDUSTRIAL PRODUCTS, INC.
        (Name of Subject Company and Name of Person(s) Filing Statement)

                    COMMON SHARES, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  039780-10-1
                     (CUSIP Number of Class of Securities)

                            MR. MICHAEL J. LINDSETH
                        ARDEN INDUSTRIAL PRODUCTS, INC.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             560 OAK GROVE PARKWAY
                        VADNAIS HEIGHTS, MINNESOTA 55127
                                 (612) 482-7400
(Name, address, and telephone number of person authorized to receive notices and communication on behalf of person(s) filing statement)

                            ------------------------

                                 WITH COPY TO:
                            C. ROBERT BEATTIE, ESQ.
               Doherty, Rumble & Butler Professional Association
                            3500 Fifth Street Towers
                             150 South Fifth Street
                       Minneapolis, Minnesota 55402-4235
                                 (612) 340-5555
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                        ARDEN INDUSTRIAL PRODUCTS, INC.

                                 SCHEDULE 14D-9

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Arden Industrial Products, Inc., a Minnesota corporation (the "Company"), and the address of the principal executive offices of the Company is 560 Oak Grove Parkway, Vadnais Heights, Minnesota 55127. The title of the class of equity securities to which this statement relates is common shares, par value $.01 per share.

ITEM 2. TENDER OFFER OF PURCHASER

     This statement relates to a cash tender offer (the "Offer") by P O Acquisition Corporation, a Minnesota corporation ("Purchaser") and a wholly-owned subsidiary of Park-Ohio Industries, Inc., an Ohio corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated June 26, 1997, to purchase all of the outstanding shares of the Company, par value $.01 per share (the "Shares") at a price of $6.00, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in an Agreement and Plan of Merger, dated as of June 16, 1997 (the "Merger Agreement"), by and among Parent, Purchaser, and the Company. The Offer is conditioned, among other things, upon there having been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which would constitute at least 50.1% of the combined voting power of the Shares (the "Minimum Condition").

     A copy of the Merger Agreement is filed as Exhibit (c)-1 hereto and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger") and the Company will continue as the surviving corporation (the "Surviving Corporation"). Upon consummation of the Merger (the "Effective Time"), each outstanding Share (other than Shares owned by the Purchaser or by shareholders, if any, who are entitled to and who properly exercise dissenters' rights under Minnesota law) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer, without interest thereon. The Merger Agreement is summarized in Item 3 of this Statement. The Offer, the Merger, and the transactions contemplated thereby are sometimes collectively referred to herein as the "Transaction."

     Based on the information in the Offer to Purchase, the principal executive offices of Parent and Purchaser are located at 23000 Euclid Avenue, Cleveland, Ohio 44117.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as described or referred to below, there exists on the date hereof no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) the Parent, the Purchaser or the executive officers, directors or affiliates of the Parent or the Purchaser.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

     Certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers and directors are described under the captions "Board of Directors and Committees," "Executive Compensation," and "Certain Relationships and Transactions" in the Company's Proxy Statement dated September 26, 1996 as well as the item captioned "Item 5. Other Events" contained in, and the Exhibit to, the Company's Form 8-K dated November 11, 1996, each of which is hereby incorporated by reference and made a part hereof. In addition, Parent is presently engaged in discussions with certain
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executive officers of the Company (including the Chairman and Senior Vice
President of Marketing, the President and Chief Executive Officer, and the Chief Financial Officer) regarding the provision of services by such persons as consultants to the Surviving Corporation after the Effective Time. No formal consulting agreements have been entered into; however, it is anticipated that such agreements will provide for the payment of fees for services performed and agreements not-to-compete with Parent or the Surviving Corporation.

INDEMNIFICATION

     The Merger Agreement provides that, following the Merger, the Articles of Incorporation and Bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the Articles of Incorporation and Bylaws of the Company, which provisions shall not be amended, repealed, or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, or employees of the Company, unless such modification is required by law. Subject to, and pursuant to, the provisions of the Merger Agreement, the Company must, and after the Effective Time the Surviving Corporation must, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless each present and former director, officer and employee of the Company against any costs or expenses, judgments, fines, losses, claims and liabilities in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any action or omission in such person's capacity as an officer, director or employee of the Company for a period of six years after the Effective Time. In the event that the Surviving Corporation lacks sufficient funds to indemnify any such party as contemplated by the Merger Agreement, Parent shall be responsible for the payment of, and shall pay, such deficiency. Subject to certain qualifications set forth in the Merger Agreement, Parent shall use its best efforts to cause to be maintained in effect for three years from the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company.

THE MERGER AGREEMENT

     Certain provisions of the Merger Agreement are summarized below. Such description is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which is referenced as Exhibit (c)-1 hereto. The Merger Agreement provides, in pertinent part, as follows:

     THE OFFER. The Purchaser will commence the Offer and, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. Without the written consent of the Company, the Purchaser will not decrease the Offer Price, decrease the number of Shares sought in the Offer to an amount less than 50.1% of the Shares, change the form of consideration to be paid pursuant to the Offer, or amend any condition of the Offer in a manner adverse to the holders of Shares. The Purchaser will, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment and pay for Shares tendered as soon as it is legally permitted to do so under applicable law; provided, however, that the Purchaser may extend the period of the Offer as is reasonably necessary to satisfy any unsatisfied conditions of the Offer and that, if the Shares tendered and not withdrawn pursuant to the Offer equal less than 90% of the outstanding Shares but more than 80% of the outstanding Shares, the Purchaser may extend the Offer for a period not to exceed ten (10) business days, notwithstanding that all conditions to the Offer are satisfied as of such expiration date of the Offer.

     THE MERGER. Following the consummation of the Offer, the Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, and in accordance with Minnesota law, as soon as practicable following the Effective Time, the Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation.

     At the Effective Time of the Merger (i) each issued and outstanding Share (other than Shares that are held by shareholders exercising dissenters' rights under Minnesota law) will be converted into the right to

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receive the price per Share paid pursuant to the Offer (the "Merger
Consideration"), and (ii) each issued and outstanding share of the Purchaser will be converted into one share of common stock of the Surviving Corporation.

     THE BOARD OF DIRECTORS OF THE COMPANY. Subject to compliance with applicable law, promptly following the purchase by Purchaser of more than 50% of the Shares pursuant to the Offer, the Company will, if requested by Parent, take all actions necessary to cause persons designated by Parent to become directors of the Company so that the total number of such persons equals the number of directors, rounded up to the next whole number, which represents the product of
(a) the total number of directors on the Board of Directors multiplied by (b) the percentage that the number of Shares accepted by Purchaser for payment bears to the number of Shares outstanding at the time of such acceptance for payment; provided that, prior to the Effective Time, the Company's Board of Directors shall always have at least three members who are not officers, designees, shareholders or affiliates of Parent and provided, further, that prior to the Effective Time, the affirmative vote of a majority of the directors of the Company who are not officers, designees, shareholders or affiliates of Parent shall be required to take any action by the Company which, pursuant to the Merger Agreement, must be taken by the Board of Directors of the Company.

     SHAREHOLDERS' MEETING. After termination of the Offer, the Company will, if required by applicable law and the Company's governing documents in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its shareholders (the "Special Meeting") as promptly as practicable for the purpose of considering and taking action upon the Merger and the adoption of the Merger Agreement. The Merger Agreement also requires that the Company, through its Board of Directors, will recommend the Transaction to its shareholders and use reasonable efforts to solicit proxies from its shareholders approving the transaction. The Merger Agreement further provides that the Company will, if required by applicable law in order to consummate the Merger, prepare and file with the Securities and Exchange Commission (the "Commission") a proxy statement (the "Proxy Statement") relating to the Merger and the Merger Agreement and use reasonable efforts to have the Proxy Statement cleared by the Commission as promptly as practicable thereafter. In addition, the Company has agreed to notify Parent and Purchaser of any comments from the Commission and promptly respond thereto.

     EFFECT OF MERGER. Following consummation of the Merger, (a) the Company will be the Surviving Corporation, (b) the Articles of Incorporation, Bylaws and directors of the Purchaser at the Effective Time will be the Articles of Incorporation, Bylaws and directors of the Surviving Corporation, and (c) the officers of the Company at the Effective Time will be the officers of the Surviving Corporation until they resign or are replaced.

     CONDITIONS OF CLOSING; TERMINATION. The closing of the Merger shall take place on the later of the first business day following the date on which the last of the conditions set forth in the Merger Agreement is fulfilled or waived or July 25, 1997 (the "Closing Date"). The obligations of the Company, the Purchaser and Parent to effect the Merger are subject to the satisfaction or waiver, on or before the Closing Date, of certain conditions, including (a)the acceptance and purchase by the Purchaser of Shares pursuant to the Offer, (b) the adoption of the Merger Agreement by the shareholders of the Company or the acquisition by Purchaser of 90% or more of the outstanding Shares, (c) the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("H-S-R Act"), and (d) there being no statute, rule, regulation, decree, injunction or other order of any nature of any court or governmental authority which prevents or materially changes the transactions contemplated by the Merger Agreement; provided, however, that in the case of a decree, injunction or other order, the party invoking such condition shall have used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any decree, injunction or other order.

     The obligations of Purchaser and Parent to effect the Merger are subject to the satisfaction or waiver of the following conditions on or before the Closing
Date: (a) the Company shall have performed in all material respects all obligations and covenants required to be performed by it under the Merger Agreement; (b) all necessary approvals of any governmental authority in connection with the Merger shall have been obtained, except where the failure to obtain such approval would not have a material adverse effect on the Company;

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(c) there shall not have been entered any order by any governmental authority in any suit, action or proceeding which requires the payment of material damages by Purchaser, Parent or the Company in connection with the Offer or the Merger or prohibits or limits certain ownership or operating rights of Parent and/or its subsidiaries; and (d) each of the representations and warranties of the Company contained in the Merger Agreement shall be true and correct on the Closing Date (unless they expressly relate to an earlier date).

     The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether prior to or after approval by the shareholders of the Company, by the mutual written consent of the Board of Directors of Parent and the Board of Directors of the Company. The Merger Agreement may also be terminated as described below under the heading "Certain Conditions of the Offer."

     The Merger Agreement may be terminated by either of the Board of Directors of Parent or the Board of Directors of the Company if (a) Purchaser or Parent has not purchased Shares in accordance with the terms of the Offer on or prior to September 23, 1997 (provided that the right to so terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or results in, the failure of any such condition) or (b) any governmental authority shall have issued an order, decree or ruling or taken any other action prohibiting the transactions contemplated by the Merger Agreement and such action shall have become final and non-appealable. The Merger Agreement may be terminated by the Board of Directors of the Company if (a) prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company shall have taken a Permitted Action (as defined below) and upon or prior to such termination, the Company shall have paid Parent a termination fee of $1,500,000, (b) prior to the purchase of Shares pursuant to the Offer, either of Purchaser or Parent shall have failed in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement or shall have breached in any material respect its representations and warranties contained in the Merger Agreement (provided that such breach has not been cured prior to termination), (c) Purchaser or Parent shall have terminated the Offer, or the Offer shall have expired, without Purchaser purchasing any Shares pursuant thereto (provided the Company is not then in material breach of the Merger Agreement), (d) due to an occurrence that, if occurring after the commencement of the Offer, would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, as described below under the heading "Certain Conditions of the Offer," Purchaser or Parent shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer (provided that the Company is not then in material breach of the Merger Agreement) or (e) the commitment from Parent's lenders to provide funds for Purchaser's acquisition of Shares, as described in the Merger Agreement, shall have ceased to be in force or replaced by a similar commitment in form and substance satisfactory to the Company.

     As used herein, the term "Permitted Action" means (a) a withdrawal or modification by the Board of Directors of the Company of its approval or recommendation of the Merger Agreement, the Offer or the Merger in a manner adverse to Purchaser and Parent or (b) an approval or recommendation, or entry into an agreement, regarding an acquisition proposal of a type which the Board of Directors of the Company is permitted to entertain pursuant to the Merger Agreement and with respect to which the Board of Directors of the Company is required to act on in order to comply with its fiduciary duties to the shareholders of the Company.

     The Merger Agreement may be terminated by the Board of Directors of Parent if (a) due to an occurrence that, if occurring after the commencement of the Offer, would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, as described below under the heading "Certain Conditions of the Offer," Purchaser or Parent shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer (provided that Parent and Purchaser are not then in material breach of the Merger Agreement), (b) prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company shall have taken a Permitted Action, (c) prior to the purchase of Shares pursuant to the Offer, it shall have been publicly disclosed or Purchaser or Parent shall have learned that any person, entity or group shall have acquired, or shall have been granted any option, right or warrant to acquire, beneficial ownership of more than (i) 20% of any class or series of the capital stock

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of the Company or (ii) 10% of any class or series of the capital stock of the
Company and such person, entity or group shall have manifested an intent to acquire additional Shares for any reason other than passive investment, (d) Purchaser or Parent shall have terminated the Offer or the Offer shall have expired without Purchaser or Parent purchasing any Shares thereunder (provided that neither Purchaser nor Parent is then in material breach of the Merger Agreement) or (e) the Company shall have failed in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement.

     CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer and provided that Purchaser shall not be obligated to accept for payment any Shares until expiration of all applicable waiting periods under the H-S-R Act, Purchaser shall not be required to accept for payment or pay for, and may delay the acceptance for payment of or payment for, any tendered Shares, and may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if (i) the Minimum Condition shall not have been satisfied or (ii) at any time on or after June 23, 1997 (unless otherwise indicated below) and at or before the time of payment for such Shares (whether or not Shares have been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur:

          a. there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,
     (iii) a commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental or regulatory authority on, or any other event which might affect, the extension of credit by lending institutions, or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the reasonable judgment of the Purchaser, a material acceleration or worsening thereof;

          b. the Company shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements under the Merger Agreement or there shall have been a breach of any representation or warranty on the part of the Company having a material adverse effect on the Company or the Company's value to Parent or materially adversely affecting (or materially delaying) the Offer or the Merger;

          c. there shall have been instituted or pending any action, litigation, proceeding, investigation or other application ("Action"), (including any worsening of any existing Action) before any United States court or governmental entity by any United States governmental entity (i) challenging the acquisition by Parent or Purchaser of Shares, seeking to restrain or prohibit the consummation of the Offer or the Merger, or obtain any material damages in connection therewith, (ii) seeking to prohibit, or impose any material limitations on, Parent's or Purchaser's ownership or operation of all the Company's business or assets or to compel Parent or Purchaser to dispose of or hold separate all or any portion of the Company's business or assets as a result of the transactions contemplated by the Offer or the Merger, which limitations would have a material adverse effect with respect to the value of the Company to Parent, (iii) seeking to make the acceptance for payment, purchase of, or payment for, some or all of the Shares illegal or render Purchaser unable to, or result in a material delay in, or materially restrict, the ability of Purchaser to accept for payment, purchase or pay for some or all of the Shares, (iv) seeking to impose material limitations on the ability of Parent or Purchaser effectively to acquire or hold or to exercise full rights of ownership of the Shares purchased by them on all matters properly presented to the shareholders of the Company or (v) that is reasonably likely to have a material adverse effect on the Company or the value of the Shares to Parent or Purchaser as a result of the consummation of the transactions contemplated by the Offer and the Merger;

          d. any statute, rule, regulation, order or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to the Offer or the Merger, or any other action shall have been taken, proposed or threatened, by any United States court or other governmental authority other than the application to the Offer or the Merger of the waiting periods under the H-S-R Act, that, directly or indirectly, can reasonably be expected to result in any of the consequences referred to in clauses (i) through (v) of subsection (c) above;

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          e. a tender or exchange offer for some portion or all the Shares shall have been commenced or publicly proposed to be made by another person (including the Company), or it shall have been publicly disclosed that any person, entity or "group," as defined in Section 13(d)(3) of the Exchange Act (other than Parent or the Purchaser) shall have (i) become the beneficial owner of more than 20% of the Shares, (ii) become the beneficial owner of more than 10% of the Shares for any reason other than passive investment or (iii) entered into an agreement with respect to an Acquisition Proposal with or involving the Company;

          f. any change shall have occurred in the financial condition, properties, businesses or results of operations of the Company that is or is reasonably likely to have a material adverse effect on the Company;

          g. the Board of Directors of the Company (or a special committee thereof) shall have amended, modified or withdrawn its recommendation of the Offer or the Merger, or shall have failed to publicly reconfirm such recommendation upon request by Parent or Purchaser, or shall have endorsed, approved or recommended any other Acquisition Proposal, or shall have resolved to do any of the foregoing;

          h. the Merger Agreement shall have been terminated in accordance with its terms or Parent or Purchaser shall have reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer or delay in payment for Shares;

          i. any Action is instituted or pending by a non-governmental person (or there shall be a worsening of an existing action) which, in the reasonable judgment of Parent, has a reasonable likelihood of success, and if successful on the merits, is more likely than not to have a material adverse effect on the Company or the value of the Shares to Parent as a result of the consummation of the transactions contemplated by the Offer and the Merger; or

          j. there has been any (i) release of hazardous substances in, on, under or affecting any properties currently or formerly owned, operated or leased by the Company in violation of, or as would be reasonably anticipated to result in liability under, applicable environmental laws or
     (ii) disposal of hazardous substances or any other substance in a manner that has led to, or could reasonably be expected to lead to, a violation of applicable environmental laws except, in either case, as disclosed in the disclosure schedules which have been incorporated into the Merger Agreement and except, in either case, for those which, individually or in the aggregate, are not reasonably likely to have a material adverse effect on the Company;

which, in the sole judgment of Parent and Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or the Purchaser) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with acceptance for payment of or payment for Shares.

     The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser regardless of the circumstances (including any action or inaction by Parent or the Purchaser) giving rise to such condition or may be waived by Parent or the Purchaser, by express and specific action to that effect, in whole or in part at any time and from time to time in its sole discretion.

     NO SOLICITATION OF OTHER OFFERS. The Company has agreed that from and after the date of the Merger Agreement until the Effective Time, it will not, nor will it authorize any of its officers, directors, employees, agents or representatives to, (a) solicit, initiate or knowingly encourage submission of any Acquisition Proposal (as defined below), (b) enter into any agreement with respect to an Acquisition Proposal, or (c) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; provided, however, that: (y) the Company may engage in discussions with, and provide information to a third party who, without any solicitation from the Company or representatives of the Company, seeks to engage in such discussions or requests such information if (i) the Board of Directors of the Company determines that failing to do so would violate its fiduciary duties to the Company's shareholders, (ii) the Company first obtains an

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executed confidentiality agreement from such third party, and (iii) the
Acquisition Proposal would entitle the holders of Shares to receive aggregate consideration in excess of $6.00 per Share; and (z) the Board of Directors of the Company may take and disclose to the Company's shareholders a position with regard to a tender offer or exchange offer and make such other disclosure in connection therewith as may be required by law. The Company will immediately notify Purchaser and Parent of any Acquisition Proposal, including the material terms thereof and the identity of the offeror.

     As used herein, the term "Acquisition Proposal" means any proposal or offer from any person relating to (a) any acquisition or purchase of more than 10% of either the capital stock of the Company or the assets of the Company, (b) any tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of the capital stock of the Company, or (c) any merger, consolidation or business combination, involving the Company, other than the transactions contemplated by the Merger Agreement.

     STOCK OPTIONS. Prior to the Effective Time, the Company will take such actions as may be necessary such that, at the Effective Time, each then outstanding option to purchase Shares, whether or not then vested or exercisable, shall be canceled and the holders thereof shall become entitled, upon surrender to the Company, to receive an amount of cash equal to the product of (a) the excess, if any, of the purchase price paid pursuant to the Offer over the exercise price per Share provided for in such option and (b) the number of Shares issuable pursuant to the unexercised portion of such option, less any required withholding of taxes. Parent has agreed to advance funds to the Company to the extent necessary to effect the cancellation of such options.

     CONDUCT OF BUSINESS. The Merger Agreement also contains certain restrictions as to the conduct of business by the Company pending the Merger, as well as representations and warranties of each of the parties customary in transactions of this kind. Subject to the requirements of applicable law, the Merger Agreement may be amended at any time prior to the Effective Time by action taken by the Company, Parent and the Purchaser.

     RIGHTS OF DISSENTING SHAREHOLDERS. No dissenters' rights are available in connection with the Offer. However, if the Merger is consummated, each shareholder of the Company who complies with the procedural requirements summarized below may demand payment of fair value for his or her Shares under
Section 302A.473 of the MBCA. To be entitled to payment, the dissenting shareholder must not accept the Offer and must file, prior to the vote for the Merger, a written notice of intent to demand payment of the fair value of the Shares and must not vote in favor of the Merger. Any shareholder contemplating the exercise of their dissenters' rights should review carefully the provisions of Section 302A.471 and 302A.473 of the MBCA, particularly the procedural steps required to perfect such rights. SUCH RIGHTS WILL BE LOST IF THE PROCEDURAL REQUIREMENTS OF SECTION 302A.473 ARE NOT FULLY AND PRECISELY SATISFIED.

     Shareholders of the Company who do not demand payment for their Shares as provided above and in Section 302A.473 of the MBCA shall be deemed to have assented to the Merger. A vote against the Merger, however, is not necessary to entitle dissenting shareholders to require the Company to purchase their Shares. Conversely, a vote against the Merger is not sufficient to protect the rights of a shareholder as a dissenter without the concurrent compliance with the procedural requirements under Minnesota law.

     If the Purchaser acquires at least ninety percent (90%) of the Shares pursuant to the Offering, no shareholder vote will be required to consummate the Merger. In such event, no notice of intent to demand dissenter's rights will be required.

     If and when the Merger is approved by shareholders of the Company or effected without a vote of shareholders and not abandoned by the Board of Directors, the Company shall notify all shareholders who have dissented as provided above (or shareholders who still hold Shares if the Merger is effected without a vote of shareholders) of:

        i. the address to which demand for payment and Share certificates must be sent to obtain payment and the date by which they must be received;

        ii. any restriction on transfer of uncertificated Shares that will apply after the demand for payment is received;

        iii. a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the Shares, or an interest in them, and to demand payment; and

        iv. a copy of Sections 302A.471 and 302A.473 of the MBCA and a brief description of the procedures to be followed to dissent and obtain payment of fair values for Shares.

     To receive the fair value of the Shares, a dissenting shareholder must demand payment and deposit share certificates within 30 days after the notice was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect. Under Minnesota law, notice by mail is given by the Company when deposited in the United States mail. A shareholder who fails to make demand for payment and to deposit certificates will lose the right to receive the fair value of the Shares notwithstanding the timely filing of the first notice of intent to demand payment. After the Effective Time of the resolutions, the Company shall remit to the dissenting shareholders who have complied with the above-described procedures the amount the Company estimates to be the fair value of such shareholder's Shares, plus interest.

     If a dissenter believes that the amount remitted by the Company is less than the fair value of the Shares, with interest, the shareholder may give written notice to the Company of the dissenting shareholder's estimate of fair value, with interest, within 30 days after the Company mails such remittance and demand payment of the difference. UNLESS A SHAREHOLDER MAKES SUCH A DEMAND WITHIN SUCH THIRTY-DAY PERIOD, THE SHAREHOLDER WILL BE ENTITLED ONLY TO THE AMOUNT REMITTED BY THE COMPANY.

     Within sixty days after the Company receives such a demand from a shareholder, it will be required either to pay the shareholder the amount demanded or agreed to after discussion between the shareholder and the Company or to file in court a petition requesting that the court determine the fair value of the Shares, with interest. All shareholders who have demanded payments for their Shares, but have not reached agreement with the Company, will be made parties to the proceeding. The court will then determine whether the shareholders in question have fully complied with the provisions of Section 302A.473 and will determine the fair value of the Shares, taking into account any and all factors the court finds relevant (including the recommendation of any appraisers that may have been appointed by the Court), computed by any method that the court, in its discretion, sees fit to use, whether or not used by the Company or a shareholder. The costs and expenses of the court proceeding will be assessed against the Company, except that the court may assess part or all of those costs and expenses against a shareholder whose action in demanding payment is found to be arbitrary, vexatious, or not in good faith.

     The fair value of the Company's Shares means the fair value of the Shares immediately before the Effective Time of the Merger. Under Section 302A.471, a shareholder of the Company has no right at law or in equity to set aside the consummation of the Merger, except if such consummation is fraudulent with respect to such shareholder or the Company.

     Any shareholder making a demand for payment for fair value may withdraw the demand at any time prior to the determination of the fair value of the Shares by filing written notice of such withdrawal with the Company.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

     The Board of Directors of the Company was aware that certain officers and directors of the Company have certain interests in the Transaction, including those referred to below, that present actual or potential conflicts of interest in connection with the Offer and considered such factors along with other matters described in Item 4 under "Reasons for Recommendation."

     As of June 16, 1997, the executive officers and directors of the Company owned an aggregate of 2,665,612 Shares and held options to purchase an aggregate of 436,459 Shares (whether or not exercisable). On such date, the Shares owned by executive officers and directors of the Company and the options held by such persons (whether or not exercisable) together constituted approximately 38.1% of the currently outstanding Shares (assuming no exercise of outstanding options). If the Transaction is consummated, each outstanding option will be surrendered and canceled in exchange for a cash payment equal to the number of Shares subject to such option, multiplied by the Offer Price, less the aggregate exercise price of such option and any applicable withholding of taxes.

     The following table sets forth, as of June 16, 1997, the number of Shares and options owned by each executive officer and director of the Company who owns any Shares or options, and all executive officers and directors of the Company as a group, pursuant to the Transaction. Other than the individuals named below, no executive officer or director of the Company owns any Shares as of such date.

                                                     SHARES       OPTIONS*       TOTAL        %
                                                    ---------     --------     ---------     ----
DIRECTORS AND EXECUTIVE DIRECTORS:
-------------------------------------
Larry A. Carlson..................................  1,359,936            0     1,359,936     19.5%
Brian P. Carlson..................................  1,302,151            0     1,302,151     18.6%
Mike Lindseth.....................................          0      350,000       350,000      4.8%
Ann Rolkler Jackson...............................          0        7,917         7,917      0.1%
David Koentopf....................................          0        8,542         8,542      0.1%
Kim B. Erickson...................................      3,525       60,000        63,525      0.9%
Joseph Levesque...................................          0       10,000        10,000      0.1%
                                                    ---------      -------     ---------     ----
  Total...........................................  2,665,612      436,459     3,102,071     41.8%

---------------
* The Options referenced are all exercisable at a price of $3.75 per share, except for 15,000 of Mr. Erickson's options which are exercisable at a price of $4.88 per share.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Board of Directors.

     The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interests of, the shareholders of the Company. In addition, a committee consisting of the three disinterested directors of the Company, established pursuant to Section 302A.673, subdivision 1(d) of the MBCA, unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that the each of the Offer and the Merger is fair to, and in the best interest of, the shareholders of the Company. The Board of Directors recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

     (b) Background of the Transaction.

     The Company was founded in 1972. The Company completed an initial public offering of its shares in 1994.

     The Company is an international distributor of specialty and standard fasteners to the industrial market, offering its customers a broad line of fastener products and a wide range of value-added services. These services include innovative inventory management programs, engineering and design support and continuous quality assurance programs, which enable the Company's customers to lower their overall costs of purchasing, handling and designing fasteners, and assembling their products. The Company distributes fasteners to approximately 7,500 original equipment manufacturers and other industrial manufacturers, assemblers and subassemblers that operate in a broad range of industries, as well as to other distributors. The Company currently operates seven distribution centers in the Midwest and Southeast and has approximately 380 employees.

     Commencing in the summer of 1996, management and the Board of Directors of the Company held a series of discussions concerning the strategic direction of the Company and its business, including the possibility of seeking potential strategic partners or acquisitions for or buyers of the Company. In September, 1996, the Company engaged the firm of Sampson and Associates, Inc. for the purpose of assessing and advising the Company concerning a potential sale or merger of the Company. In November, 1996 the Company hired Michael J. Lindseth as its new chief executive officer. Over the course of the next several months, under the guidance of Mr. Lindseth, the Company prepared a new 1997 operations plan and a longer term plan to effect a turnaround of the Company's business.

     In March, 1997, the Company was approached by two firms interested in a potential business combination or acquisition of the Company including Parent. On March 18, 1997, representatives of the Company and Parent met to discuss the possibility of combining the Company with RB&W Corporation, a subsidiary of Parent ("RB&W"). On March 19, 1997, the Company signed a confidentiality Agreement in order to receive confidential information regarding RB&W. At that time, Parent had already acquired approximately 320,000 shares of the Company's common stock through open market purchases.

     At a meeting of the Board of Directors of the Company held April 7, 1997, the Board of Directors directed management to continue discussions with Parent and other interested parties. The second party declined to proceed with further discussions with the Company.

     On April 15, 1997, the Company held a second meeting with Parent to further discuss the possible merger of RB&W into the Company on a basis that would leave Parent controlling approximately 70 percent of the issued and outstanding shares of the surviving company after the merger. At that time the Company signed a confidentiality agreement with Parent in order to provide Parent with confidential information regarding the Company. At a meeting on April 21, 1997, the Board of Directors of the Company considered Parent's proposal for a merger of RB&W into the Company and declined to approve the merger on the basis that its terms did not appear to adequately value the Company's business. The Company subsequently informed the Parent that while the Company was interested in pursuing the combination, certain significant concerns identified by the Board of Directors of the Company needed to be addressed before proceeding to due diligence review and documentation of the proposed merger. On April 30, 1997, the Company received a letter from Parent which proposed that Parent acquire the Company in a merger transaction for $42,000,000 in cash (assuming approximately 7,000,000 common shares) or $6.00 per share. The letter indicated the offer would remain outstanding through the close of business on Monday, May 5, 1997. Upon receipt of the letter the Company issued a press release announcing the terms of the proposed merger.

     Following issuance of the press release, the Company received inquiries from several other potentially qualified parties interested in acquiring the Company. In a meeting held on May 2, 1997, the Board of Directors of the Company determined to consider all the Company's options with regard to an acquisition or business combination including the proposal made by Parent. The Company then engaged the firm of Dain Bosworth Incorporated ("Dain Bosworth") as its financial adviser in connection with various strategic alternatives, including a possible sale of the Company. On May 9, 1997, Dain Bosworth presented the Board of Directors of the Company with a report regarding the Company's strategic alternatives. Following the presentation, independent members of the Board of Directors of the Company unanimously voted to pursue a sale of the Company, provided that the terms of any such sale would be in the best interests of shareholders. The Board of Directors of the Company directed Dain Bosworth to approach potential strategic and financial buyers to solicit interest in a possible sale transaction.

     During the period of May through early June, 1997, Dain Bosworth approached a variety of potential acquirors for the Company and continued discussions with Parent regarding Parent's $6.00 per Share cash offer. Only one other party expressed significant interest in acquiring the Company. That party indicated it would require a relatively lengthy process in order to complete its evaluation of the Company and formulate a purchase offer.

     On June 2, 1997, officers of Parent and the Company met to further discuss Parent's offer. On June 3, 1997 Parent forwarded a draft letter of intent with respect to a proposed cash merger of the Company with Parent (or a wholly owned subsidiary of Parent) under which shareholders of the Company would receive $6.00 per Share in cash. The letter of intent requested the opportunity to conduct additional due diligence prior to concluding a definitive merger agreement.

     The Board of Directors of the Company met on June 4, 1997 to consider Parent's proposal. At the meeting representatives of Dain Bosworth presented an update on discussions with other prospective acquirors noting that, while there continued to be some interest on the part of others, no party was prepared to make an offer at that time. Dain Bosworth also advised that it would likely be able to give an opinion that a sale of the Company at $6.00 per Share would be fair to the Company's shareholders from a financial point of view if the Board of Directors desired to proceed with the sale of the Company at such a price. The Board of Directors of the Company then authorized Mr. Lindseth to inform Parent that, subject to the Directors' fiduciary obligation to consider an offer at a higher price, that the Company was willing to proceed with a sale of the Company to Parent at a price of $6.00 per Share. The Board of Directors also instructed Mr. Lindseth to delay delivery of any further due diligence materials to Parent until a definitive merger agreement had been prepared and executed.

     Between the period of June 4 through June 13, 1997, the Company and Parent negotiated the terms of a definitive agreement which was circulated to the directors of the Company on June 13. During that period the Company continued to have discussions with one other party with regard to its potential interest in acquiring the Company, but was advised by that party that it required additional information and time in order to determine whether the Company had the ability to achieve certain significant financial goals in the future before making any offer to acquire the Company for a price in excess of $6.00 per Share. That party also indicated that any such offer, if made, would most likely involve consideration other than cash.

     On June 16, 1997, the Board of Directors met to consider the draft definitive merger agreement negotiated with Parent. At the meeting the Board of Directors received from Dain Bosworth an updated financial and valuation analysis of the Company and the contemplated transaction, as well as the opinion of Dain Bosworth that the consideration of $6.00 per Share in cash contemplated by the merger agreement was fair to the shareholders of the Company from a financial point of view. The Company subsequently received a written letter to that effect from Dain Bosworth, a copy of which is attached hereto as Exhibit
(c)-2 and incorporated herein by reference. Having received Dain Bosworth's opinion and discussed other avenues available to the Company, the Board of Directors then proceeded to appoint a special committee of the disinterested directors pursuant to Section 302A.673, subdivision (d) of the MBCA. That committee unanimously approved the terms of a proposed cash tender offer by Purchaser for all the outstanding shares of the Company's common stock at a price of $6.00 per Share and the subsequent merger of the Company into Purchaser for the purpose of concluding the transaction pursuant to the Merger Agreement. The full Board of Directors of the Company then unanimously approved the same action. The Merger Agreement was subsequently executed later in the day on June 16, 1997 and Parent commenced its final due diligence review of the Company. On June 26, 1997, Purchaser commenced the Offer.

     (c) Reason for Recommendation.

     In recommending the Offer and Merger, the Board of Directors of the Company considered a number of factors, including, but not limited to the following:

          i. the terms and provisions of the Offer, the Merger and the Merger Agreement, and the willingness of Parent to proceed expeditiously to closing of the Transaction without the imposition of significant conditions.

          ii. discussions with management of the Company at Board of Directors' meetings held on April 7, April 21, May 2, May 5, May 9, May 14, June 4, June 9 and June 16 and at previous meetings of the Board of Directors relating to the financial position, results of operation, business and prospects of the Company, including the prospects of the Company if the Company were to remain independent.

          iii. the results of the process undertaken by the Company in conjunction with Dain Bosworth to identify and solicit proposals from third parties to enter into a transaction with the Company.

          iv. the views expressed by management of the Company that, based on the process undertaken to identify and solicit proposals from third parties, it was unlikely that any such parties would propose a transaction which was more favorable to the Company's shareholders than that offered by Parent within a reasonable period of time.

          v. concerns expressed by management of the Company that activities surrounding the proposed sale by the Company were impeding the Company's ability to hire and retain personnel critical to implementation of its turnaround program.

          vi. the presentations to the Board of Directors made by Dain Bosworth at its May 9, 1997 and June 16, 1997 meetings and the written opinion of Dain Bosworth dated June 16, 1997 to the effect that, as of such date, and based on the assumptions made, matters considered and the limits of review set forth in such opinion, the $6.00 per share in cash to be received by the holders of the Company's Shares in connection with the Offer and Merger was fair to such holders from a financial point of view. A copy of the written opinion of Dain Bosworth, which sets forth the assumptions made, matters considered and certain limitations on the scope of review undertaken by Dain Bosworth is filed as Exhibit (c)-2 hereto, incorporated herein by reference and made a part hereof.

          vii. the fact the Offer and Merger provide for a cash payment which is supported by available financing.

          viii. the fact the Merger Agreement permits the Board of Directors, in the exercise of its fiduciary duty, to terminate the Merger Agreement in favor of a superior alternative Acquisition Proposal, although such termination would trigger the payment by the Company to Parent of a fee of $1,500,000. The Board of Directors recognized that the consummation of the Offer and the Merger will deprive current shareholders of the Company the opportunity to participate in the future growth prospects of the Company and, therefore, in reaching its conclusion to approve the Offer and the Merger, based in part on the analysis provided by Dain Bosworth, concluded that the historical results of operations of the Company and future prospects of the Company were adequately reflected in the $6.00 price per Share contemplated by the Offer and Merger. The Board of Directors also noted that, although the Company has for some period of time been identified as a potential acquisition candidate and that Dain Bosworth has assisted the Company in identifying and contacting potential investors or purchasers of the Company, no buyer other than Parent has expressed an intention to make a proposal to purchase all of the Shares for cash on terms as favorable to the Company and its shareholders as those contained in the Offer and the Merger.

     Considering these factors, the Board of Directors determined that the acceptance of the Offer and the tender of the Shares pursuant to the Offer and the approval and adoption of the Merger and the Merger Agreement would be in the best interest of the Company's shareholders.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Pursuant to a letter agreement dated May 2, 1997, the Company engaged Dain Bosworth to act as its financial advisor in connection with various financial and strategic alternatives, including, but not limited to, (i) the possible sale of all or a portion of the Company, (ii) the response to an unsolicited offer from the Parent, and (iii) the issuance by Dain Bosworth of the opinion attached as Exhibit (c)-2 hereto. Pursuant to the terms of the letter agreement, the Company has agreed to pay Dain Bosworth (i) $200,000 plus additional amounts if the total value of the Transaction exceeded $6.00 per share and (ii) compensation related to the issuance of the opinion of Dain Bosworth which amounts to $100,000 plus $25,000 for each separate updated confirmation or affirmation of such opinion. The Company has also agreed to reimburse Dain Bosworth for reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Dain Bosworth against certain liabilities, including certain liabilities under the federal securities laws.

     Sampson and Associates will also receive a fee of $250,000 under the terms of its contract with the Company on the completion of the Transaction.

     Except as described herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Transaction.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) In April 1997, the Company took various actions relating to stock options for certain employees and directors of the Company. First, the Company amended its November 1996 employment agreement with Michael J. Lindseth, the Company's Chief Executive Officer, to provide that in the event, during the tenure of Mr. Lindseth's employment with the Company and on or prior to November 5, 1997, of a sale of all or substantially all of the assets of the Company or a change in the beneficial ownership of at least a majority of the Company's Common Stock, Mr. Lindseth would vest on an accelerated basis in an additional 150,000 of his options to purchase Common Stock of the Company, instead of 75,000 of such options. Mr. Lindseth currently is vested in 50,000 of his 350,000 options. The Company also amended the exercise price applicable to Mr. Lindseth's options to $3.75 per share.

     Second, the Company amended the exercise price applicable to Common Stock purchase options previously granted under the Company's 1993 Stock Option Plan (the "Plan") on a formula basis to certain of the Company's non-employee directors, namely Joseph Levesque (10,000 options), David Koentopf (8,542 options) and Ann Rockler Jackson (7,917 options). The new exercise price for such options is $3.75 per share. The remaining provisions of the options are unchanged.

     Third, the Company granted 219,500 Common Stock purchase options under the Plan at $3.75 per share to an aggregate of 62 employees, including 30,000 options to Kim Erickson, the Company's Chief Financial Officer. Further, the Company granted an additional 67,000 options under the Plan at $3.75 per share to eleven employees, including 15,000 options to Mr. Erickson, in replacement of a like number of options previously granted at higher exercise prices. All of the new and replacement options are intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended. The options will vest at a rate of 25% per each full year of service to the Company from and after the date of grant, and are exercisable, once vested, for 10 years from and after the date of grant. However, in the event that during the tenure of an employee's employment with the Company, there is a sale of all or substantially all of the assets of the Company or a change in the beneficial ownership of at least a majority of the Company's Common Stock, the employee's options will fully vest.

     Except as specifically described above, no transactions in or related to the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules, or regulations, all of the Company's executive officers, directors, and affiliates who own Shares presently intend to tender such Shares to the Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY

     (a) Except as otherwise set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

None.

ITEM 9. MATERIAL REQUIRED TO BE FILED AS EXHIBITS

EXHIBIT NO.   DESCRIPTION
------------  ----------------------------------------------------------------------------
(a)-1         Letter to Shareholders, dated June 26, 1997.

(a)-2         Text of press release issued by Park-Ohio Industries, Inc. and Arden
              Industrial Products, Inc., dated June 27, 1997 (filed as Exhibit (a)-7 to the Schedule 14D-1 of P O Acquisition Corporation and Park-Ohio Industrial
              Products, Inc. filed with the Securities and Exchange Commission on June 26,
              1997 (the "Schedule 14D-1") and incorporated herein by reference).

(a)-3         Offer to Purchase, dated June 26, 1997 (filed as Exhibit (a)-1 to the
              Schedule 14D-1 and incorporated herein by reference).

(c)-1         Agreement and Plan of Merger, dated as of June 16, 1997, among P O
              Acquisition Corporation, Park-Ohio Industries, Inc., and Arden Industrial
              Products, Inc. (filed as Exhibit (c)-1 to the Schedule 14D-1 and incorporated herein by reference).

(c)-2         Opinion of Dain Bosworth Incorporated, dated June 16, 1997.

(c)-3         Employment Letter Agreement with Michael J. Lindseth, dated as of November
              6, 1996 (filed as Exhibit 10.1 to the Company's Form 8-K Current Report
              dated November 11, 1996 and incorporated herein by reference).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            ARDEN INDUSTRIAL PRODUCTS, INC.

                                            By: /s/ Michael J. Lindseth
                                              ----------------------------------
                                              President and Chief Executive
                                                Officer